3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750
John P. Falco
direct dial (215) 981-4659
direct fax (866) 422-2114
falcoj@pepperlaw.com
September 21, 2011
Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Laura Hatch
Re:	FundVantage Trust File Nos. 333-141120 and 811-22027
Dear Ms. Hatch:
     On behalf of FundVantage Trust (the “Trust”), this letter is being filed with the Commission via EDGAR to respond to an oral comment provided by you on August 22, 2011, in connection with the Commission staff’s (“Staff”) review of the annual reports of the following series of the Trust pursuant to Section 408 of the Sarbanes-Oxley Act of 2002: Pemberwick Fund, WHV International Equity Fund, and WHV Emerging Markets Equity Fund.
     The Trust appreciates the opportunity to address the Staff’s comment. Set forth below is the Staff’s comment with respect to the Pemberwick Fund’s annual reports in italicized text followed by the Trust’s response to the comment. No comments were provided with respect to the WHV International Equity Fund, and WHV Emerging Markets Equity Fund.
* * *
With respect to the annual reports for the fiscal years ended 2010 and 2011 for the Pemberwick Fund, confirm that the amounts disclosed for purchases and sales in Note 3 do not include government securities in conformance with Section 30(e)-6 of the
Philadelphia            Boston            Washington, D.C.            Detroit            New York            Pittsburgh

Berwyn            Harrisburg            Orange County            Princeton            Wilmington
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Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
September 21, 2011

1940 Act. If the Fund wishes to show the amounts for purchases and sales of government securities that information can be disclosed separately.

Response: For the fiscal year ended 2010 annual report, we confirm that the amount of purchases and sales of investment securities were separately disclosed from the amount of purchases and sales of government securities. For the fiscal year ended 2011 annual report, the amount of purchases and sales of investment securities did include government securities. For future shareholder reports, the Fund will disclose purchases and sales of investment securities and government securities separately.
* * *
     We trust that this response addresses the Staff’s comments. This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.
     If you have any further questions, please contact the undersigned at 215.981.4659 or, in his absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Mr. Joel Weiss, President of FundVantage Trust Mr. James Shaw, Treasurer of FundVantage Trust John M. Ford, Esq.

EXHIBIT A
FUNDVANTAGE TRUST
301 Bellevue Parkway
Wilmington, DE 19809
September 21, 2011
Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Laura Hatch
Re:	FundVantage Trust File Nos. 333-141120 and 811-22027
Dear Ms. Hatch:
     In connection with the Trust’s response to certain oral comments received from the Commission staff (“Staff”) on August 22, 2011, with respect to the Staff’s review of the financial statements of Pemberwick Fund, WHV International Equity Fund and WHV Emerging Markets Equity Fund, each as series of FundVantage Trust (the “Trust”), the Trust is providing the following, as instructed:
The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in its financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Trust may not assert staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
September 21, 2011

     Please direct any questions concerning this letter to John P. Falco, of Pepper Hamilton LLP, counsel to the Trust at 215.981.4659.

Very truly yours,
/s/ Joel Weiss
Joel Weiss
President and Chief Executive Officer of FundVantage Trust

cc:	Mr. James Shaw, Treasurer of FundVantage Trust John P. Falco, Esq. John M. Ford, Esq.